Exhibit 12.1

VENTRUS BIOSCIENCES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,				Nine Months Ended
	2007	2008	2009	2010	September 30, 2011
Expenses:
Research & development	$3,479,179	$5,978,723	$2,942,992	$1,850,667	$7,737,523
General & administrative	1,022,263	1,185,587	397,238	2,925,590	7,376,738
Loss from operations	4,501,442	7,164,310	3,340,230	4,766,257	15,114,261
Interest income	758	13,091	140	5,730	47,880
Earnings as adjusted	4,500,684	7,151,219	3,340,090	4,760,527	15,066,381

Fixed charges:
Interest expense	67,210	1,635,211	1,120,811	2,043,676	116,664
Amortization of deferred financing cost	—	—	78,504	2,484,927	302,327
Beneficial conversion feature	—	—	—	6,001,496	—
Total fixed charges	$67,210	$1,635,211	$1,199,315	$10,530,099	$418,991

Ratio of earnings to fixed charges (1)	—	—	—	—	—
Deficiency of earnings available to cover fixed charges (2)	$(67,210)	$(1,635,211)	$(1,199,315)	$(10,530,099)	$(418,991)

(1)   Because we had no earnings in each period, it is not possible to calculate the ratio of combined fixed charges and preference dividends to earnings. We did not conduct any operations in 2006.

(2)   For purposes of this calculation, "earnings" consist of income (loss) before income taxes and fixed charges.  "Fixed charges" consist of interest expenses, amortization of deferred financing costs and beneficial conversion feature.